Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE COMPLETES MAJOR DRILL PROGRAM AT AMARUQ PROJECT, NUNAVUT; WHALE TAIL ZONE EXPANDED TO 1.2 KILOMETRES LONG, 350 METRES DEEP; INITIAL RESOURCE ESTIMATE EXPECTED EARLY 2015

Toronto (November 11, 2014) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) has completed its 2014 exploration activities at the high-grade Amaruq gold project, located approximately 50 kilometres northwest of the Meadowbank mine in Nunavut.  The Company last reported results from this project in its news release dated September 29, 2014.  Recent highlights include:

•                  2014 drill program completed mid-October with a total of 144 holes (31,598 metres), including 60 holes (more than 17,000 metres) in the Whale Tail zone

•                  Multiple high-grade, wide intercepts west and east of Whale Lake — Regularly spaced holes west and east of Whale Lake have consistently encountered high-grade gold mineralization in one to five horizons between surface and more than 350 metres depth.  The best recent intercepts west of the lake were from hole IVR14-125A that intersected 7.6 grams per tonne (“g/t”) gold (capped) over 23.2 metres estimated true width at 248 metres depth and hole IVR14-145 intersecting 8.2 g/t gold (capped) over 6.7 metres estimated true width at 165 metres depth.  The best intercept to date east of Whale Lake was from hole IVR14-152 that intersected 10.8 g/t gold (capped) over 11.9 metres true width at 134 metres depth.

•                  Whale Tail zone extended 200 metres farther to southwest, adding new horizon — The last phase of the drill program has stretched the Whale Tail zone over an additional 200 metres farther southwest for a total strike length of approximately 1.2 kilometres.  Hole IVR14-150 represents the farthest west intercept to date at Whale Tail, intersecting 8.1 g/t gold (capped) over estimated true width of 12.1 metres at 14 metres depth.  This drill hole also intersected what is interpreted to be an additional (fifth) mineralized horizon, yielding 5.9 g/t gold (capped) over estimated true width of 5.4 metres at 226 metres depth, approximately 150 metres north of the previous northernmost Whale Tail horizon.

•                  Initial resource estimate expected in early 2015

“In just over a year, Amaruq has progressed from a new grassroots exploration discovery to one of the Company’s most exciting exploration opportunities,” said Sean Boyd, President and CEO of Agnico Eagle.  “With an initial resource estimate expected early next year, Amaruq has the potential to significantly drive our Northern business platform, especially our Nunavut operations.  We look forward to an expanded exploration program in 2015, which we hope will add further value,” added Mr. Boyd.

The 408-square kilometre Amaruq property is located within Inuit Owned Land, and Agnico Eagle acquired a 100% interest in April 2013 pursuant to a mineral exploration agreement with Nunavut Tunngavik Incorporated.

The $10-million 2014 field program was concluded in mid-October, with a total of 144 drill holes (31,598 metres) plus geophysics, field work and camp construction to be in a position to expand activities in 2015.  Assays of all drill samples have been received and incorporated into the project database.  While the focus in the latter half of the year has been on Whale Tail, results from the I, V and R zones continue to indicate significant gold-bearing zones that will receive more work in the future.  The I, V, R and Whale Tail zones are all open along strike and at depth.

Expansion of Whale Tail Mineralized Zone

Exploration from July through October has focused on the Whale Tail zone to the east and to the west of Whale Lake, drilling 60 holes (more than 17,000 metres) in a pattern of 70 metres by 70 metres to an average depth of 250 metres below surface.  This drill-hole spacing is close enough to allow for the calculation of an initial resource estimate.

The results in this area show marked lateral continuity of between one and possibly five mineralized horizons, with gold grades approximately two to three times the gold grade mined year-to-date in 2014 (2.9 g/t) at the Meadowbank mine.  Each hole drilled along the 1,200-metre strike length of the Whale Tail zone has intersected gold mineralization, showing the economic potential of the zone.  All intercepts reported for the Amaruq project show capped grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Many of the most recent holes west of Whale Lake have stepped out from the zone to intersect the mineralization at depth.  These include hole IVR14-125A that intersected one horizon with 7.6 g/t gold over 23.2 metres at 248 metres depth.  Hole IVR14-145 intersected four mineralized horizons: 8.2 g/t gold over 6.7 metres at 165 metres depth, 5.1 g/t gold over 3.8 metres at 182 metres depth, 3.8 g/t gold over 25.8 metres at 243 metres depth including 10.8 g/t gold over 5.5 metres, and 6.9 g/t gold over 2.9 metres at 351 metres depth.

Two holes completing the drill pattern west of Whale Tail intersected multiple horizons with good grade over wide widths.  Hole IVR14-109 intersected four horizons, of which the first two were 13.7 g/t gold over 5.3 metres at 107 metres depth, and 5.3 g/t gold over 13.4 metres at 204 metres depth.  Hole IVR14-141 intersected four horizons of which the second one was the best: 5.7 g/t gold over 15.6 metres at 165 metres depth including 12.5 g/t gold over 4.6 metres.

Other drilling has stepped closer to the mineralization to focus on shallower depths, such as hole IVR14-139 that intersected two horizons: 3.9 g/t gold over 5.4 metres at 13 metres depth, and 20.2 g/t gold over 5.2 metres at 26 metres depth.

One recent hole was directed to the north, in order to investigate the region beneath Whale Lake, between the known mineralization to the east and west of the lake.  Hole IVR14-144 intersected 8.7 g/t gold over 7.8 metres at 339 metres depth (including 11.1 g/t gold over 4.4 metres).  Additional drilling will be done in winter from the lake ice in this area, to determine the full extent of the mineralization between the east and west sides of the lake.

To the east of Whale Lake, two recent holes have each intersected two mineralized horizons.  Hole IVR14-152 intersected the best intercept to date in this region: 24.1 g/t gold over 3.5 metres at 115 metres depth, and 10.8 g/t gold over 11.9 metres at 134 metres depth.  The other is hole IVR14-149 that intersected 16.5 g/t gold over 3.1 metres at 112 metres depth and 8.7 g/t gold over 3.0 metres at 131 metres depth.

Recent drilling has shown that Whale Tail extends another 200 metres in a southwest direction, so the zone has a current total strike length of approximately 1,200 metres.  Hole IVR14-150 represents the farthest west intercept to date in the zone, intersecting two horizons: 8.1 g/t gold over 12.1 metres at 14 metres depth, as well as 5.9 g/t gold over 5.4 metres at 226 metres depth.  The latter intercept is interpreted to be a new mineralized horizon located 150 metres north of any previous intercepts, opening up the possibility of a new target horizon (a fifth horizon) in the Whale Tail zone.

Additional information about these and other drill intersections is included in the table below, while the drill collars are located on the Amaruq project local geology map.  The drill collar coordinates table can be found in the Appendix of this news release.

[Amaruq Project - Local Geology]

Recent results from Whale Tail zone exploration drilling

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
IVR14-109	West	128.4	134.3	107	5.3	13.7	13.7
and		241.1	263.5	204	13.4	5.3	5.3
including		254.0	261.8	209	4.7	9.9	9.9
and		275.8	279.8	225	2.8	5.2	5.2
and		337.4	340.9	276	2.8	13.1	13.1
IVR14-114	West	46.0	49.2	34	3.2	6.0	6.0
and		59.8	63.3	43	3.2	5.4	5.4
and		243.5	247.7	169	3.1	9.1	9.1
IVR14-121A	West	30.7	34.9	23	3.8	4.8	4.8
and		43.7	49.8	33	5.8	4.9	4.9
IVR14-125A	West	325.0	363.7	248	23.2	7.6	7.6
including		339.0	344.0	245	3.0	14.9	14.9
including		351.0	358.0	256	4.2	10.4	10.4
IVR14-127	West	375.9	385.1	300	9.2	4.5	4.5
IVR14-130		185.2	193.2	150	5.6	5.6	5.6
and		258.0	261.5	206	2.8	39.2	24.6
IVR14-139	West	15.0	21.0	13	5.4	3.9	3.9
and		34.0	39.5	26	5.2	20.2	20.2
IVR14-141	West	158.5	163.0	128	3.4	13.1	13.1
and		195.0	221.0	165	15.6	5.7	5.7
including		204.8	212.5	166	4.6	12.5	12.5
and		241.5	246.6	192	3.1	6.5	6.5
and		284.7	289.8	228	3.1	6.5	6.5
IVR14-144	Central	400.0	415.5	339	7.8	8.7	8.7
including		404.0	412.8	339	4.4	11.1	11.1
IVR14-145	West	194.2	205.3	165	6.7	11.6	8.2
including		194.2	198.5	162	2.8	25.6	16.8
and		217.0	223.3	182	3.8	5.1	5.1
and		273.8	316.8	243	25.8	3.9	3.8
including		280.7	289.9	234	5.5	11.2	10.8
and		428.6	433.5	351	2.9	120.7	6.9
including		432.0	432.5	351	N.A.	1,175.0	60.0
IVR14-147	West	56.0	61.8	42	5.5	4.5	4.5
IVR14-148	West	76.4	81.0	56	3.2	8.3	8.3
IVR14-149	East	149.6	152.7	112	3.1	45.6	16.5

and		175.0	178.0	131	3.0	8.7	8.7
IVR14-150	West	9.0	26.3	14	12.1	8.1	8.1
and		277.3	284.5	226	5.4	5.9	5.9
IVR14-151		423.1	427.7	350	4.4	4.8	4.8
IVR14-152	East	137.4	141.1	115	3.5	24.1	24.1
and		156.6	168.5	134	11.9	19.8	10.8
including		156.6	159.8	130	3.2	58.5	25.2
IVR14-153		25.8	36.4	29	6.9	9.9	9.9
IVR14-155	West	192.8	197.8	148	3.0	33.8	22.5
and		244.7	261.0	192	10.6	4.7	4.7
including		253.5	261.0	195	4.9	7.2	7.2
and		392.7	396.0	300	3.0	9.8	9.8

* Holes at Amaruq use a capping factor of 60 g/t gold.

Initial Resource Estimate Expected Early 2015; Additional Drilling Starting in March

An initial resource estimate based on the 2014 Whale Tail drill results is anticipated in early 2015.  Preliminary metallurgical testing is being done on nine composite samples of mineralized drill core.  Low-, average- and high-grade composites were assembled from each of the three main types of ore that have been identified, based on the sulphide mineralogy and the host rock.

The exploration camp is expected to reopen in late February 2015, with winter drilling to start in March 2015 and completion of the camp expansion to accommodate 60 personnel by late March 2015.  As well, the old Meadowbank exploration camp with an 80-person capacity is currently being dismantled and is scheduled to be relocated to Amaruq by winter road to allow room for further expansion of activities, if required.  Drilling and field work in 2015 including ground geophysics will again focus on the Whale Tail zone, with additional investigation of the I, V and R deposits and other known zones and targets described in the Company’s September 29, 2014 news release.

The collection of environmental baseline data from the Amaruq exploration site area began in the second half of 2014.  This environmental baseline study could be used for the eventual permitting of the Amaruq project. Permitting and preliminary engineering activities have continued for the possible construction of an all-weather exploration road linking the Amaruq exploration site to the Meadowbank mine. This road would facilitate exploration activities such as fuel, equipment and personnel transportation.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212

Forward-Looking Statements

The information in this news release has been prepared as at November 11, 2014. Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under the provisions of Canadian provincial securities laws and are referred to herein as forward-looking statements. When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “will”, “planned”, “should” and similar expressions are intended to identify forward-looking statements or information.

Such statements include without limitation: estimates of mineral grades, the estimated extent and timing of anticipated future exploration activity; the results of future interpretation of geological information; whether results thereof will lead to estimated reserves or resources and the timing of such estimates; and the nature and timing of permitting work and construction of a camp or road access to the Amaruq project. Such forward-looking statements reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral grades; cost of exploration and development programs; governmental and environmental regulation; and the volatility of the Company’s stock price.  The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2013 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2013 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that permitting and exploration at Amaruq proceeds on a basis consistent with current expectations and plans; that Agnico Eagle’s current estimates of mineral grades are accurate; and that there are no material delays in the timing for completion of the Amaruq exploration project.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the Company’s AIF, MD&A and Form 40-F, as well as the Company’s other filings with the Canadian securities regulators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information. For a detailed breakdown of the Company’s reserve and resource position see the Company’s Annual Information Form or Form 40-F.

Guy Gosselin, Vice-President Exploration for Agnico Eagle Mines Limited, approved the scientific and technical information in this news release. Mr. Gosselin verified the data disclosed in this news release, including the sampling, analytical and testing data underlying the information. Verification included a review and validation of the applicable assay databases and reviews of assay certificates. Mr. Gosselin is a P.Eng. with the Ordre ingenieurs du Quebec, and is a qualified person as defined by NI 43-101.

Assay quality assurance and quality control system for the Amaruq Project

The Quality Assurance / Quality Control (QA/QC) program used for the Amaruq project is consistent with NI 43-101 and industry best practices. All samples are assayed at an independent laboratory, ALS Chemex (ALS) in Val-d’Or, Que., with sample preparation at Thunder Bay, Ont., and Val-d’Or. A subset of samples (approximately 10%) is sent to SGS laboratory in Vancouver, B.C., for check-assaying.

All drill core samples (NQ size) are fine crushed to better than 70% of the sample passing 2 mm. A sample split (rotary splitter) of up to 250 g is pulverized to better than 85% of the sample passing 75 microns.

Key components of the QA/QC program are: systematic insertion into the sample stream of blank samples and standards; analyses of duplicate samples, and confirmatory analyses by a second laboratory. Approximately 12% of all samples submitted for analysis are control samples. All control samples are inserted at a frequency of one custom-prepared standard, one blank and one coarse duplicate for every 24 core samples.

Control standard failure is defined by a reported gold content outside of a 2 standard deviation range of the reference standard certified gold content. A failure of a control standard triggers an investigation into the cause. A blank failure is defined by a reported gold content above 3 times detection limit of the method.

All samples are assayed for gold by Fire Assay AA finish with a second run by gravimetric finish (30 g) for those with gold grades above 3 g/t.  Silver is also reported, and samples are aqua regia digested with Atomic Absorption Spectroscopy finish.

Program design, management, and QA/QC are governed by Agnico Eagle’s exploration and reserves and resources development groups, of which Daniel Doucet, Corporate Director of Reserve Development, is the Company’s Qualified Person. The QA/QC data verification has been completed by Agnico Eagle’s Mirela Saraci, P. Geo., Senior Geologist, Geological Data and QAQC Protocol.

Appendix: Selected drill collar coordinates

Amaruq Project exploration drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
IVR14-109	7255226.4	606635.7	160.4	324	-54	393
IVR14-114	7255147.9	606363.0	157.6	319	-47	351
IVR14-121A	7255285.6	606518.0	158.2	320	-46	162
IVR14-125A	7255111.2	606603.7	161.5	321	-43	450
IVR14-127	7255003.5	606376.5	157.7	321	-53	509
IVR14-130	7255073.7	606321.1	157.2	320	-52	405
IVR14-139	7255444.5	606634.6	153.8	323	-46	96
IVR14-141	7255340.6	606722.2	155.1	323	-53	441
IVR14-144	7255212.0	606758.4	155.8	354	-54	523
IVR14-145	7255264.1	606729.8	156.7	319	-57	447
IVR14-147	7255304.8	606430.4	155.8	316	-46	108
IVR14-148	7255262.6	606365.1	155.3	318	-46	141
IVR14-149	7255648.9	607118.8	157.4	320	-49	210
IVR14-150	7255210.4	606217.6	153.1	321	-53	303
IVR14-151	7255143.6	606624.3	161.2	321	-53	467
IVR14-152	7255598.8	607075.3	153.6	320	-57	243
IVR14-153	7255379.1	606520.8	155.1	141	-69	302
IVR14-155	7255102.9	606497.7	161.3	321	-50	432

* Coordinate System UTM Nad 83 zone 14